EXHIBIT 3.3(c)

           FORM OF OPINION OF COUNSEL OF PLATINUM ENTERTAINMENT, INC.


         1. Buyer is a corporation duly organized, existing and in good standing under the laws of the State of Illinois and Delaware, and to our knowledge, has the corporate power and authority to conduct its business as it is now being conducted, to own, hold under lease, or otherwise posses or use the properties and assets it purports to own, hold under lease, or otherwise posses or use.

         2. Buyer has all requisite corporate power and authority to enter into the Asset Purchase Agreement and each of the agreements referred to in Section 3.3(d) through (f) of the Purchase Agreement (together with the Purchase Agreement, the "Transaction Documents"), and perform its respective obligations under the Transaction Documents.

         3. The execution and delivery of the Transaction Documents have been duly authorized by all necessary corporate action on the part of Buyer, and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer.

         4. The execution and delivery of the Transaction Documents and the performance by Buyer thereunder does not, and the consummation of the transactions contemplated thereby will not: violate the Articles of Incorporation or By-laws of Buyer, (ii) to our knowledge, result in a breach of any of the terms or conditions of or constitute a default under any material written indenture, contract, lease or license or other agreement or instruments known to us and to which Buyer is a party, except as disclosed in the Transaction Documents (including the Disclosure Letter) or (iii) to our knowledge, constitute an event which would permit any party to modify, alter, amend, cancel or otherwise affect or terminate any such indenture, contract, instrument, agreement or license except as disclosed in the Transaction Documents (including the Disclosure Letter). To our knowledge, Buyer is not a party to, or expressly bound by, any judgment, injunction or decree of any court or governmental authority which would restrict or interfere with the performance by Buyer of its obligations under the Purchase Agreement.

         5. Each of the Transaction Documents to which Buyer is a party is enforceable against Buyer in accordance with its terms.

         6. To our knowledge, there are no actions or proceedings against Buyer pending or overtly threatened in writing, before any court, governmental agency or arbitrator which seek to affect the enforceability of the Transaction Documents.